S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

October 30, 2008

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on October 30, 2008 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

INCA PROJECT UPDATE, CHILE – JARDINERA MINES TARGET AREA

SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and two drill holes in the Jardinera area has resulted in;

•

Defining well-mineralized aplite intrusional chimneys with strong values in copper, molybdenum and a gold credit.

•

Underground sampling of the Jardinera #1 mine hosting average grades of 1.87% total copper, 1297 ppm (0.13%) molybdenum, and 1.32 ppm (g/mt) gold.

•

Chip-channel sampling around the open cut of the Jardinera #2 mine chimney showing an average grade of 1.91% total copper and 1341 ppm (0.13%) molybdenum with a 0.701 ppm (g/mt) gold credit.

•

Outlining a sizeable, source porphyritic aplite intrusional target at depth based on the mineralization, alteration and fracture-veining features observed during exploration.

SAMEX President, Jeff Dahl reports, “We’re pleased that the steady and methodical application of quality exploration procedures are continuing to reveal the considerable mineral potential of the numerous targets at the INCA project.  Geologic features and relationships of mineralized aplite intrusions in the Tucumana mine area 3,000 meters away, have been valuable in understanding the exploration opportunity at Jardinera where we’ve identified a concealed high-grade copper-moly target with a good gold credit.”

Item 5:

Full Description of Material Change

INCA PROJECT UPDATE, CHILE – JARDINERA MINES TARGET AREA

SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and two drill holes in the Jardinera area has resulted in;

•

Defining well-mineralized aplite intrusional chimneys with strong values in copper, molybdenum and a gold credit.

•

Underground sampling of the Jardinera #1 mine hosting average grades of 1.87% total copper, 1297 ppm (0.13%) molybdenum, and 1.32 ppm (g/mt) gold.

•

Chip-channel sampling around the open cut of the Jardinera #2 mine chimney showing an average grade of 1.91% total copper and 1341 ppm (0.13%) molybdenum with a 0.701 ppm (g/mt) gold credit.

•

Outlining a sizeable, source porphyritic aplite intrusional target at depth based on the mineralization, alteration and fracture-veining features observed during exploration.

SAMEX President, Jeff Dahl reports, “We’re pleased that the steady and methodical application of quality exploration procedures are continuing to reveal the considerable mineral potential of the numerous targets at the INCA project.  Geologic features and relationships of mineralized aplite intrusions in the Tucumana mine area 3,000 meters away, have been valuable in understanding the exploration opportunity at Jardinera where we’ve identified a concealed high-grade copper-moly target with a good gold credit.”

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 30th day of October, 2008.

“Larry D. McLean”

Director